SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                         No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                         No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On April 9, 2007, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an ordinary meeting of shareholders on May 24, 2007 on first call, and, as the case may be, on May 25, 2007 on the second call. This annual shareholders’ meeting will be held at the Company’s corporate headquarters located at Calle Valgrande, 6 in Alcobendas (Madrid), Spain. An English translation of this notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
Date: April 9, 2007		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

15.1	Notice of Ordinary Meeting of Shareholders published in Spain on April 9, 2007 (English translation)

15.2	Form of Proxy (English translation)

3